

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Nissim Mashiach
President and Chief Executive Officer
Macrocure Ltd.
25 Hasivim Street
Petach Tikva 4959383, Israel

> **Re: Macrocure Ltd.**
> **Registration Statement on Form F-1**
> **Filed June 23, 2014**
> **File No. 333-196961**

Dear Mr. Mashiach:

We have reviewed your registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, pages 1-2

1. We note your response to prior comment 4 and your revised disclosure on pages 1, 2, 3, 53, 56, 58, and 59. You should qualify your claims of efficacy by only referencing controlled studies that measured efficacy endpoints. In this regard, the chart and related descriptions of your past studies on pages 63-64 suggest that only some of the nine studies were controlled for efficacy-related endpoints. In regard to those particular studies, please expand the table to provide the relevant p-values obtained.

Our Competitive Strengths, page 59

2. We note your response to our prior comment 16 and your revised disclosure indicating that you have observed only 3 product-related SAEs in clinical trials measuring safety. To put the disclosure in the proper context, you should disclose the total number of SAEs

observed that were product-related across all nine of your completed studies, as well as any product-related SAEs observed to date in your ongoing studies.

Intellectual Property, page 67

3. We note your revised disclosure indicating that you have developed a more effective process covered by the four patent families that are separate from the Danon license. Please explain in detail how these patents are different from the patents under the Danon license and describe the specific advantages that your current, more effective process has over the Danon technology.

Statements of Loss, page F-4
Note 9. Contingent Liabilities and Commitments, page F-16

4. We acknowledge your response to our comment 21. In your response you state that the sales made in Israel are to a limited number of health care professionals and that the primary purpose of these sales is to facilitate product safety data collection in order to support development activities and product approval in the United States and the European Union. You also indicate that you have designed a pharmacovigilance system so that the health care professionals administering CureXcell in Israel can provide you with relevant safety data. Please revise to provide additional disclosure related to the sales in Israel similar to that provided in your response. Also, tell us if safety data is required as part of the sale transaction to health care professionals. If so, tell us your consideration of paragraph 12 of IAS 18.

Note 10. Equity
B. Financing Rounds, page F-18

5. We acknowledge your response to our comment 24. In assessing your accounting for the modification, please provide us additional authoritative accounting guidance relating to the modification of your initial classification of the warrants as a derivative financial instrument at fair value through profit or loss. In this regard, please tell us your consideration of paragraph 50 (a) and (b) of IAS 39 and paragraph 16(a) of IAS 32 in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Andrea L. Nicolas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP